    Pagaya Technologies Ltd.
90 Park Avenue
New York, NY 10016

VIA EDGAR                                     October 18, 2024

Division of Corporate Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
Washington, DC 20549

RE:     Pagaya Technologies Ltd.
    Form 20-F for the Fiscal Year ended December 31, 2023
Filed March 8, 2024
File No. 001-41430

Dear Yolanda Guobadia and Yong Kim,

Set forth below are the responses of Pagaya Technologies Ltd. (the “Company”) to the comments of the staff of the U.S. Securities and Exchange Commission's Division of Corporation Finance (the "Staff") with respect to the Staff's letter dated September 12, 2024 (the "Comment Letter").

For ease of reference, the comment contained in the Comment Letter is printed below in italics and is followed by the Company's response.
Form 20-F for the Fiscal Year ended December 31, 2023 Operating and Financial Review and Prospects
A. Operating Results
Reconciliation of Non-GAAP Financial Measures, page 77

1.     We understand from your response to prior comment 1 that you believe operating income would be more directly comparable to your non-GAAP measure of FRLPC than gross profit because the measure "represents the operating income potential of Payaga based on network volume (a non financial metric)," although you do not
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explain how "operating income potential" is reflected in FRLPC as a non-GAAP historical performance measure, or why such potential would be more clearly measured by historical measures of revenue less production costs, than revenues less production costs and other costs that are attributable to the generation of revenue in accordance with GAAP.
Given the observations above and considering that your proposed reconciliation adds back three of four operating expense line items, including (i) technology, data and production development (ii) sales and marketing and (iii) general and administrative expense, all of which you describe as "not closely correlated to, or variable with, the generation of fee revenue," we continue to believe that you will need to identify gross profit as the most directly comparable measure to comply with Item 10(e)(1)(i)(B) of Regulation S-K.
Given your emphasis on Network Volume as a key performance metric, and considering your intentions to begin reporting FRLPC as a percentage of Network Volume, it also appears that you should expand your disclosures to more clearly explain how the percentage reflects the effectiveness of your business strategies, as expressed in your response, and to describe the particular attributes of the Network and your approach to measuring volume. For example, describe your business strategies in terms that correlate with the relationship between FRLPC and Network Volume so that investors may better understand how effective your strategies have been for each period.
Please also disclose the corresponding percentage of gross margin divided by Network Volume and explain how "the gross dollar amount of assets originated" and "the gross dollar value of services" are measured in compiling the metric, describe the nature of the assets and the services to which dollar amounts are ascribed, and indicate how you establish that assets have been originated or that services have been rendered using your technology during the periods covered by your financial statements.

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RESPONSE: The Company respectfully advises the Staff that in response to the Staff's comment, we would like to further clarify our rationale for identifying operating income as the most directly comparable GAAP financial measure to FRLPC and to elaborate on how this aligns with practices among peer companies in our industry.

The Company continues to believe that operating income is the most appropriate GAAP financial measure for reconciliation to FRLPC, rather than gross profit. While we acknowledge that gross profit reflects the direct relationship between revenue and costs of goods sold, FRLPC is designed to evaluate the efficiency of our operations from a broader perspective. Specifically, FRLPC reflects our ability to generate fee revenue relative to production costs, excluding costs that are not directly tied to the production of revenue, such as sales and marketing, general and administrative expenses, and technology development costs. Given that FRLPC is not simply a gross margin metric, but a measure of overall operating efficiency, operating income provides a more comprehensive view of the Company’s operational performance. FRLPC is intended to highlight the scalability of our platform as we increase Network Volume, showcasing our ability to generate revenues efficiently while controlling production costs. By reconciling to operating income, we are able to provide investors with a clearer understanding of how FRLPC measures operational leverage and profitability.

Gross profit, while informative for certain cost structures, does not capture the broader operational efficiencies that FRLPC is designed to measure. Operating income, by contrast, encompasses a broader set of variables that are integral to the Company’s financial performance, including production costs and the operational efficiencies gained through scale. Specifically, FRLPC focuses on our ability to generate fee revenue by efficiently managing production-related expenses, while excluding operating expenses that are more fixed or not directly tied to production. These excluded expenses include:

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●Technology, data, and product development: Costs associated with R&D, which, while crucial to long-term growth, do not vary in direct proportion to fee revenue generated.
●Sales and marketing: Investments in customer acquisition and brand development, which are not directly variable with short-term fee revenue generation.
●General and administrative expenses: Overhead costs that do not have a direct correlation to fee revenue.

Operating income, as a GAAP measure, reflects the outcome of these efforts and is more aligned with FRLPC as it captures the broader scope of operations, offering a clearer picture of the Company’s operating leverage and efficiency.
Furthermore, the Company’s use of FRLPC is consistent with how peer companies in the financial technology sector report similar non-GAAP measures. For example:
●Affirm reports a non-GAAP metric called "Revenue Less Transaction Costs," which it reconciles to revenue. This is aligned with the Company’s previous approach, where FRLPC was viewed as an efficiency measure tied to revenue.

●Upstart reports "Contribution Profit," a non-GAAP financial measure that is reconciled to operating loss, similar to the approach the Company proposes to adopt going forward. Like Upstart, we believe that operating income (or loss) is a more appropriate GAAP financial measure to reflect operational performance beyond just revenue-cost relationships.
Given these industry practices, and considering that FRLPC provides a broader view of our operational efficiency, we believe that reconciling FRLPC to operating income better captures the full scope of our operational leverage and aligns with the presentation of similar metrics by peer companies. Given the maturity of our business and the operating leverage we have achieved, FRLPC serves as a key measure of how efficiently we can translate increasing Network Volume into profitability. Operating income thus becomes the most meaningful GAAP financial measure to reconcile against, as it best reflects the end-to-end effectiveness of our operational strategy.
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In response to the Staff’s additional comments, the Company agrees to expand its disclosures in future filings around Network Volume, FRLPC %, and how these metrics correlate with the effectiveness of our business strategies. Specifically, we will clarify the relationship between FRLPC and Network Volume. Network Volume represents the gross dollar amount of assets originated or services rendered using our technology. In future filings, we will provide expanded details on how FRLPC % reflects operational efficiency as Network Volume grows and how this metric helps us assess the scalability of our business model.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (646) 573-4695.

Sincerely,

/s/ Evangelos Perros
Evangelos Perros
Chief Financial Officer

CC:     Byron Rooney (byron.rooney@davispolk.com)
Eric Watson (eric.watson@pagaya.com)
    Natalie Wilmore (natalie.wilmore@pagaya.com)

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